Exhibit 12.1
Holly Energy Partners, L.P.
Computation of Ratio of Earnings
To Fixed Charges
(In thousands)

	Six Months
	Ended
	June 30,	Years Ended December 31,
	2007	2006	2005	2004	2003	2002
Earnings:
Net income	$18,440	$27,543	$26,816	$32,494	$581	$2,670
Minority interest in consolidated subsidiary	581	680	740	1,994	758	—
Income from equity investee	—	—	—	—	(894)	(2,737)

	19,021	28,223	27,556	34,488	445	(67)

Add:
Total fixed charges (per below)	7,602	14,815	11,324	2,279	1,665	1,657
Distributed income of equity investee	—	—	—	—	—	2,487

Total earnings	$26,623	$43,038	$38,880	$36,767	$2,110	$4,077

Fixed charges:
Interest expense	$6,729	$13,056	$9,633	$697	$—	$—
Estimate of interest within rental expense(1)	873	1,759	1,691	1,582	1,665	1,657

Total fixed charges	$7,602	$14,815	$11,324	$2,279	$1,665	$1,657

Ratio of earnings to fixed charges	3.50	2.91	3.43	16.13	1.27	2.46

(1)	Represents 30% of the total operating lease rental expense which is that portion deemed to be interest.